UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 4Q17 Year-over-Year Growth of 26% in Gross Bookings and 30% in Revenues

BUENOS AIRES, Argentina--(BUSINESS WIRE)--March 8, 2018--Despegar.com, Corp. (NYSE:DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced unaudited results for the fourth quarter and full year ended December 31, 2017. Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles.

Fourth Quarter and Full Year 2017 Key Highlights

  Transactions up 19% year-over-year in 4Q17 and 26% for full year 2017
  Gross bookings up 26% year-over-year in 4Q17 and 37% for full year 2017
  Revenues up 30% year-over-year in 4Q17 and 27% for full year 2017
  Packages, Hotels and Other Travel Products accounted for 54% of total revenue in 4Q17, up 700 basis points from fourth quarter 2016
  Number of mobile transactions up 45% year-over-year, accounting for 30% of total transactions in 4Q17 and 28% for full year 2017
  Mobile remains fastest growing channel, with over 38 million cumulative mobile APP downloads as of December 31, 2017, up 39% year-over-year
  Adjusted EBITDA increased 125% year-over-year, or 29% year-over-year excluding one-time items, and increased 84% and 67% respectively for full year 2017
  Operating cash flow of $25.2 million in 4Q17, up from $17.6 million in 4Q16, and $61.2 million for full year 2017

Message from CEO

“2017 was a pivotal year for the Company as we made significant progress on our strategic plan that strengthened our financial position and better positioned the company for future growth. We achieved several key milestones, among them: generating more than half of our revenue from higher margin Packages, Hotels and Other Travel Products; reaching $1 billion in mobile gross bookings; and, the successful completion of our Initial Public Offering,” commented Damian Scokin, Despegar’s CEO. As we reflect on these milestones, we are extremely proud of the market position we have built as Latin America’s leading online travel agency.

Mr. Scokin further commented, “Significant results were achieved in 4Q17 on a number of fronts. Gross bookings year-on-year increased in excess of 26% partially driven by the strong execution of our Black Friday and Cyber Monday promotional events where we saw gross bookings increase over 40% in our key markets. In addition, we continue to gain market share.”

Operating and Financial Metrics Highlights
(In millions, except as noted)
	4Q17	4Q16	% Chg	2017	2016	% Chg
Operating metrics
Number of transactions	2.4	2.0	19%	9.1	7.2	26%
Gross bookings	$1,258.4	$998.5	26%	$4,454.5	$3,260.2	37%
Mix of mobile transactions	30%	24%	-	28%	23%	-
Financial metrics
Revenues	$144.0	$111.2	30%	$523.9	$411.2	27%
Air	65.8	59.0	12%	241.0	205.7	17%
Packages, Hotels & Other Travel Products	78.2	52.2	50%	282.9	205.4	38%
Net income	12.4	4.0	209%	42.4	17.8	138%
Adjusted EBITDA	25.1	11.2	125%	89.4	48.6	84%
Adjusted EBITDA (Excl. one-time items)	24.3	18.9	29%	86.6	51.8	67%

Overview of Fourth Quarter 2017 Results

Operating Metrics

Our number of transactions rose 19% to 2.4 million during 4Q17 from 2.0 million in 4Q16 while gross bookings increased 26% YoY to $1,258.4 million in the fourth quarter of 2017, from $998.5 million in 4Q16. The business continues to benefit from favorable macroeconomic conditions in the countries in which the Company operates, albeit at a slower pace when compared with first half 2017.

The Company’s business is organized into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (the bundling of two or more products together), as well as stand-alone sales of accommodations (including hotels and vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.

During 4Q17, Despegar continued to gain traction in its strategy to drive growth in the higher-margin Packages, Hotels and Other Travel Products segment, reaching 43% of transactions up from 40% in 4Q16. Air transactions, in turn, were 57% in 4Q17 compared with 60% in the year-ago quarter. This strategy also resulted in a 6% year-over-year increase in the average selling price (“ASP”) in 4Q17 to $520 per transaction, driven by product mix shift to higher ASP packages, destination mix shift to higher ASP international destinations and supplier price increases within similar product segments. Brazil, the largest market by transactions for Despegar, accounted for 41% of total transactions, increasing 18% year-over-year in the fourth quarter. Transactions increased 22% year-over-year in Argentina and 30% year-over-year in Mexico in 4Q17.

The number of transactions via mobile increased 45% year-over-year during 4Q17, with approximately 30% of all transactions completed on the mobile platform, compared with 24% in 4Q16. As of December 31, 2017, Despegar’s mobile applications had over 38 million cumulative downloads.

Key Operating Metrics
(In millions, except as noted)
	4Q17		4Q16		% Chg
	$	% of total	$	% of total
Gross Bookings	$1,258.4		$998.5		26%
Average selling price (ASP) (in $)	$520		$491		6%
Number of Transactions by Segment & Total
Air	1.4	57%	1.2	60%	13%
Packages, Hotels & Other Travel Products	1.0	43%	0.8	40%	28%
Total Number of Transactions	2.4	100%	2.0	100%	19%

Revenue

Total revenue during 4Q17 increased 30% to $144.0 million, from $111.2 million in 4Q16, driven by solid growth in Packages, Hotels & Other Travel Products and exceeding the growth in gross bookings and transactions. Total revenue margin was up 31 basis points year-on-year, to 11.4% in 4Q17, as the company continues to shift to higher-margin Packages, Hotels and Other Travel Products that more than compensated for the reduction in Air fees implemented in 3Q17.

  Air segment revenue increased 12% year-over-year to $65.8 million, from $59.0 million in the corresponding period of the prior year. Despegar continued to gain market share in the air segment despite slower overall market growth, with transactions up 13% in the period. Volume growth was partially offset by a 1% decrease in average revenue per transaction based on the Company’s strategy of selectively reducing air customer fees implemented in 3Q17 to drive market share gains and provide additional cross-selling opportunities. Commissions and GDS incentives remained stable.
  Packages, Hotels & Other Travel Products segment revenue was up 50% in the quarter to $78.2 million, compared to $52.2 million in 4Q16, as a result of increases of 28% in number of transactions and 17% in revenue per transaction, driven mainly by higher ASPs and revenue margin, reflecting a growing share of higher-margin packages to international destinations along with a longer length of stay. The Packages, Hotels and Other Travel Products segment accounted for 54% of total revenue in 4Q17, up from 47% in the same period of the prior year.

Revenue Breakdown[1]
	4Q17		4Q16		% Chg
	$	% of total	$	% of total
Revenue by business segment (in $Ms)
Air	65.8	46%	59.0	53%	12%
Packages, Hotels & Other Travel Products	78.2	54%	52.2	47%	50%
Total revenue	$144.0	100%	$111.2	100%	30%
Revenue per transaction (in $)
Air	47.5		48.1		(1%)
Packages, Hotels & Other Travel Products	75.7		64.4		17%
Total revenue per transaction	$59.5		$54.6		9%
Total revenue margin	11.4%		11.1%		+31 bps
(1) Net of sales tax

Cost of Revenue and Gross Profit

Cost of revenue, which primarily consists of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses, increased 15% to $38.4 million in the fourth quarter of 2017 from $33.3 million in 4Q16. As a percentage of revenues, cost of revenue improved by 328 basis points to 26.7% from 29.9% in 4Q16, primarily reflecting lower fraud and improved efficiency in the fulfillment center, which more than offset higher costs related to enhancements in customer financing installment plans.

Gross Profit for 4Q17 reached $105.6 million, up 36% year-over-year.

Cost of Revenue and Gross Profit
(In millions, except as noted)
	4Q17	4Q16	% Chg
Revenue	$144.0	$111.2	30%
Cost of Revenue	$38.4	$33.3	15%
% of revenues	26.7%	29.9%	(328) bps
Gross Profit	105.6	77.9	36%
Gross Profit Margin	73.3%	70.1%	+328 bps

Operating Expenses

Total operating expenses in the fourth quarter of 4Q17 increased 22% to $85.5 million, from $70.4 million in the year ago quarter, primarily due to higher selling and marketing expenses. As a percentage of revenue, total operating expenses were 59.4%, 392 basis points below 4Q16. General and administrative and technology and product development expenses, which as a percentage of revenue together decreased almost 700 basis points YoY, offset the 306 basis points increase in selling and marketing expenses.

  Selling and marketing expenses of $46.4 million were 43% higher than 4Q16. As a percentage of revenue, selling and marketing expenses in 4Q17 were 32.2% compared to 29.1% in the same period of the prior year. The Company continues to make investments to build brand awareness and drive market share increases.
  General and administrative (G&A) expenses declined 10% year-over-year to $19.8 million, from $22.0 million in 4Q16, mainly reflecting the effect of certain one-time items. G&A in 4Q16 included extraordinary severance costs of $7.7 million and in 4Q17 includes a tax recovery gain of $0.8 million. Excluding these one-time items, G&A expense would have increased 44.6% year-over-year, primarily as a result of higher bonuses and commissions, salaries and benefits, stock compensation expense and professional fees. As a percentage of revenues, G&A was, excluding one-time items, 14.3% of revenue in 4Q17 compared to 12.8% of revenue in 4Q16.
  Technology and product development expenses in 4Q17 increased 21% year-over-year to $19.3 million, compared to $16.0 million in the year ago quarter. As a percentage of revenue, technology and product expenses improved by 98 basis points during the quarter to 13.4%.

Excluding the $0.8 million tax recovery gain in 4Q17 as well as the $7.7 million in severance payments in 4Q16, total operating expenses would have increased 38% year-over-year and total operating expenses as a percentage of revenue would have increased 50 basis points to 59.9% in 4Q17.

Operating Expenses
(In millions, except as noted)
	4Q17	4Q16	% Chg
Selling and marketing	$46.4	$32.4	43%
% of revenues	32.2%	29.1%	+306 bps
General and administrative	$19.8	$22.0	(10%)
% of revenues	13.8%	19.8%	(599) bps
Technology and product development	$19.3	$16.0	21%
% of revenues	13.4%	14.4%	(98) bps
Total operating expenses	$85.5	$70.4	22%
Total operating expenses as a % of revenues	59.4%	63.3%	(392) bps
Total operating expenses (Excl. one-time items)	$86.3	$62.7	38%
Total operating expenses (Excl. one time items) as a % of revenues	59.9%	56.4%	+356 bps

Financial Income/Expenses

In the fourth quarter of 2017, the Company reported a net financial expense of $6.2 million compared to $1.9 million in 4Q16. The increase was primarily due to higher foreign exchange losses from currency fluctuations and higher credit card receivable factoring expenses in Brazil as a result of the increase in gross bookings and customer use of installments.

Income Taxes

The Company reported income tax expense of $1.5 million in the fourth quarter of 2017, compared to $1.6 million in the year ago quarter. The effective tax rate in 4Q17 was 11%, compared to 29% in 4Q16. The lower effective rate in 4Q17 was due primarily to the recognition of deferred tax assets and by a reversal of a tax contingency due to the expiration of the statute of limitations.

Adjusted EBITDA & Margin

Adjusted EBITDA in 4Q17 increased 125% to $25.1 million from $11.2 million in 4Q16, with the margin expanding over 700 basis points to 17.4% compared to 10.1% in the prior year period.

Excluding the one-time items already mentioned in operating expenses, Adjusted EBITDA would have increased 29%, with a margin of 16.9% in 4Q17 compared to 17.0% in 4Q16.

Adjusted EBITDA Reconciliation & Adjusted EBITDA Margin
(In millions, except as noted)
	4Q17	4Q16	% Chg
Net income/ (loss)	$12.4	$4.0	209%
Add (deduct):
Financial expense, net	6.2	1.9	235%
Income tax expense	1.5	1.6	(8%)
Depreciation expense	1.0	1.1	(7%)
Amortization of intangible assets	2.7	2.1	29%
Share-based compensation expense	1.2	0.4	189%
Adjusted EBITDA	$25.1	$11.2	125%
Adjusted EBITDA Margin	17.4%	10.1%	+738 bps
One-time items	0.8	(7.7)	(110%)
Adjusted EBITDA (Excl. one-time items)	24.3	18.9	29%
Adjusted EBITDA Mg. (Excl. one-time items)	16.9%	17.0%	(11) bps

Balance Sheet and Cash Flow

Unrestricted cash and cash equivalents at December 31, 2017 were $371.0 million, compared to $76.0 million at December 31, 2016, reflecting net proceeds to the Company from the 3Q17 Initial Public Offering as well as $41.5M in cash flow generated during 2017.

The Company generated positive net cash flow from operating activities of $25.2 million in 4Q17 versus $17.6 million in 4Q16. For the twelve months, ended December 31, 2017 net cash provided by operating activities was $61.2 million versus a use of cash of $43.3 million for the twelve months ended December 31, 2016.

Accounts receivables net of allowances were $198.3 million at December 31, 2017, up 64% from $121.1 million at December 31, 2016 due to the increase in sales volume, accumulation of credit card receivables in Brazil as part of Despegar’s currency hedging strategy along with the Company’s increased use of its own credit card merchant identification mainly in Chile, Colombia and Mexico to improve customer financing alternatives.

Travel supplier payables increased 71% to $174.8 million, from $102.2 million at December 31, 2016, reflecting sales growth and the mix shift to Packages, Hotels & Other Travel Products that are typically settled after checkout versus air transactions that are typically settled shortly after booking. Related party payables were up 19% to $84.4 million from $71.0 million at December 31, 2016.

Non-current contingent liabilities, declined by $15.3 million to $7.1 million, from $22.4 million at December 31, 2016 largely due to the settlement of a fully reserved tax contingency.

Capital expenditures were $6.3 million and $4.8 million in the three-month periods ending December 31, 2017 and December 31, 2016, respectively and $21.6 million and $16.6 million in the twelve months ending December 31, 2017 and 2016, respectively. Funds were primarily used for software and website development along with the expansion of the regional headquarters.

Other News – New Revenue Recognition Standard

Despegar plans to adopt Accounting Standards Update 2014-09 commencing with first quarter 2018 results. Under the new revenue recognition standard, companies are permitted to recognize revenue from transactions once their performance obligation has been satisfied. As an intermediary between customers and travel suppliers, Despegar’s performance obligation is concluded at the completion of the transaction on Despegar’s platform at the time of booking.

The Company currently estimates that this change in revenue recognition timing will impact its annual 2018 revenue by approximately 2%, although the quarterly impact may be more significant. For example, a meaningful amount of travel is typically booked in the fourth quarter each year and is completed in the first quarter of the following year. Under the new revenue recognition standard, this revenue will be recognized in the fourth quarter at booking rather than in the first quarter of the following year at check-out, as it was under the previous revenue recognition standard.

The Company estimates that revenue will follow a similar pattern as the 2017 adjusted revenue numbers presented in the table below for comparative purposes.

(In millions, except as noted)
	1Q17	2Q17	3Q17	4Q17	FY17
Reported Revenue	$125.0	$123.5	$131.5	$144.0	$523.9
Adjustment	($3.3)	($0.1)	$1.3	$6.8	$4.7
Adjusted Revenue	$121.7	$123.4	$132.8	$150.8	$528.7
% change vs Reported Revenue	(3%)	(0%)	1%	5%	1%

4Q17 Earnings Conference Call

When: 8:00 a.m. Eastern time, March 8, 2018

Who: Mr. Damián Scokin, Chief Executive Officer
Mr. Michael Doyle, Chief Financial Officer
Ms. Ines Lanusse, Investor Relations Manager

Dial-in: 1-866-270-1533 (U.S. domestic); 1-647-788-3415 (international)

Webcast: CLICK HERE

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is defined as net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization and share-based compensation expense.

Free cash flow is defined as cashflow from operating activities less capital expenditures including capitalized software.

Adjusted EBITDA and Free cash flow are not measures recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies, including its competitors. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

Definitions and concepts

Average Selling Price (ASP): reflects gross bookings divided by the total number of transactions.

Gross Bookings: Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors gross bookings as an important indicator of its ability to generate revenue.

Number of Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike gross bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Revenue: The Company reports its revenue on a net basis, deducting cancellations and amounts that it collects as sales taxes. Despegar derives substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform. To a lesser extent, Despegar also derives revenue from the sale of third-party advertisements on its websites and from certain suppliers when their brands appears in the Company advertisements in mass media.

Revenue Margin: calculated as revenue divided by gross bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Bookings for vacation and leisure travel are generally higher during the fourth quarter, although to date and prior to the revenue recognition change beginning in the first quarter of 2018, the Company has recognized more revenue associated with those bookings in the first quarter of each year. Latin American travelers, particularly leisure travelers, who are Despegar’s primary customers, tend to travel most frequently at the end of the fourth quarter and during the first quarter of each year.

About Despegar.com

Despegar is the leading online travel company in Latin America. Operating across 20 countries, Despegar provides a broad suite of travel products, including airline tickets, travel packages, hotel bookings and other travel products to over 17 million customers. With a mission “to make travel possible”, the Company’s one-stop marketplace enables millions of users to find, compare, plan and easily purchase travel services and products. Through Despegar’s websites and leading mobile apps, it offers products from over 300 airlines, more than 450,000 accommodation options, as well as approximately 1,000 car rental agencies and approximately 240 destination services suppliers with more than 7,700 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward Looking Statements

This press release may include forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the Three- and Twelve-Month Periods ended December 31, 2017 and 2017 (in thousands U.S. dollars, except as noted)

	4Q17	4Q16	% Chg	2017	2016	% Chg
Revenue	$144,011	$111,162	30%	$523,940	$411,162	27%
Cost of revenue	38,383	33,279	15%	142,479	126,675	12%
Gross profit	105,628	77,883	36%	381,461	284,487	34%
Operating expenses
Selling and marketing	46,356	32,382	43%	166,288	121,466	37%
General and administrative	19,821	21,961	(10%)	72,626	64,683	12%
Technology and product development	19,349	16,030	21%	71,308	63,251	13%
Total operating expenses	85,526	70,373	22%	310,222	249,400	24%
Operating income	20,102	7,510	168%	71,239	35,087	103%
Net financial income (expense)	(6,232)	(1,863)	235%	(16,879)	(6,752)	150%
Net income before income taxes	13,870	5,647	146%	54,360	28,335	92%
Income tax expense	1,512	1,647	(8%)	11,994	10,538	14%
Net income	12,358	4,000	209%	42,366	17,797	138%
Basic EPS (in $)	0.18	0.07	162%	0.69	0.30	127%
Diluted EPS (in $)	0.18	0.07	162%	0.69	0.30	127%
Basic shares weighted average[1]	69,098	58,518		61,457	58,518
Diluted shares weighted average[1]	69,189	58,609		61,548	58,609
As a % of Revenues
Cost of revenue	26.7%	29.9%	(328) bps	27.2%	30.8%	(362) bps
Gross profit	73.3%	70.1%	+328 bps	72.8%	69.2%	+362 bps
Operating expenses
Selling and marketing	32.2%	29.1%	+306 bps	31.7%	29.5%	+220 bps
General and administrative	13.8%	19.8%	(599) bps	13.9%	15.7%	(187) bps
Technology and product development	13.4%	14.4%	(98) bps	13.6%	15.4%	(177) bps
Total operating expenses	59.4%	63.3%	(392) bps	59.2%	60.7%	(145) bps
Operating income	14.0%	6.8%	+720 bps	13.6%	8.5%	+506 bps
Net income before income taxes	9.6%	5.1%	+455 bps	10.4%	6.9%	+348 bps
Net income	8.6%	3.6%	+498 bps	8.1%	4.3%	+376 bps
1. In thousands

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
FINANCIAL RESULTS
Revenue	$95,115	$98,797	$106,088	$111,162	$124,999	$123,462	$131,468	$144,011
Cost of revenue	33,494	33,752	26,150	33,279	31,140	35,087	37,869	38,383
Gross profit	61,621	65,045	79,938	77,883	93,859	88,375	93,599	105,628
Operating expenses
Selling and marketing	28,577	29,133	31,374	32,382	35,546	43,289	41,097	46,356
General and administrative	15,186	13,960	13,576	21,961	18,869	18,618	15,318	19,821
Technology and product development	15,561	15,942	15,718	16,030	15,408	17,644	18,907	19,349
Total operating expenses	59,324	59,035	60,668	70,373	69,823	79,551	75,322	85,526
Operating income	2,297	6,010	19,270	7,510	24,036	8,824	18,277	20,102
Net financial income (expense)	(386)	(3,653)	(850)	(1,863)	(6,156)	(1,611)	(2,880)	(6,232)
Net income before income taxes	1,911	2,357	18,420	5,647	17,880	7,213	15,397	13,870
Income tax expense	2,646	2,178	4,067	1,647	2,486	3,806	4,190	1,512
Net income /(loss)	(735)	179	14,353	4,000	15,394	3,407	11,207	12,358

KEY METRICS
Operational
Gross bookings	$661,577	$755,413	$844,782	$998,462	$1,019,102	$1,061,026	$1,116,022	$1,258,398
- YoY growth	(19%)	(13%)	(10%)	3%	54%	40%	32%	26%
Number of transactions	1,632	1,706	1,839	2,035	2,129	2,210	2,298	2,419
- YoY growth	(6%)	(8%)	(9%)	(3%)	30%	30%	25%	19%
Air	928	1,008	1,089	1,225	1,246	1,324	1,328	1,386
- YoY growth	(0%)	(4%)	(4%)	(3%)	34%	31%	22%	13%
Packages, Hotels & Other Travel Products	704	698	750	810	883	886	970	1,033
- YoY growth	(13%)	(12%)	(16%)	(2%)	25%	27%	29%	28%
Revenue per transaction	$58.3	$57.9	$57.7	$54.6	$58.7	$55.9	$57.2	$59.5
- YoY growth	5%	4%	8%	0%	1%	(4%)	(1%)	9%
Air	$44.8	$50.2	$50.1	$48.1	$44.7	$46.0	$44.1	$47.5
- YoY growth	(11%)	(4%)	4%	(4%)	(0%)	(8%)	(12%)	(1%)
Packages, Hotels & Other Travel Products	$76.1	$69.1	$68.6	$64.4	$78.4	$70.6	$75.2	$75.7
- YoY growth	23%	16%	13%	5%	3%	2%	10%	17%
ASPs	$405	$443	$459	$491	$479	$480	$486	$520
- YoY growth	(13%)	(6%)	(1%)	6%	18%	8%	6%	6%

Net income/ (loss)	($735)	$179	$14,353	$4,000	$15,394	$3,407	$11,207	$12,358
Add (deduct):
Financial expense, net	386	3,653	850	1,863	6,156	1,611	2,880	6,232
Income tax expense	2,646	2,178	4,067	1,647	2,486	3,806	4,190	1,512
Depreciation expense	1,265	1,263	1,450	1,111	1,343	1,362	1,337	1,033
Amortization of intangible assets	1,728	1,918	2,060	2,129	1,517	2,039	2,454	2,741
Share-based compensation expense	50	50	50	424	1,176	930	959	1,224
Adjusted EBITDA	$5,340	$9,241	$22,830	$11,174	$28,072	$13,155	$23,027	$25,100

Unaudited Consolidated Balance Sheets as of December 31, 2017 and December 31, 2016 (in thousands U.S. dollars, except as noted)

	As of December 31, 2017	As of December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$371,013	$75,968
Restricted cash and cash equivalents	$29,764	$22,738
Short Term Investments	–	–
Accounts receivable, net of allowances	$198,273	$121,098
Related party receivable	5,253	2,240
Other current assets and prepaid expenses	34,063	27,184
Total current assets	638,366	249,228
Non-current assets
Restricted cash and cash equivalents	10,000	20,459
Property and equipment net	16,171	13,717
Intangible assets, net	35,424	31,412
Goodwill	38,733	38,894
Total non-current assets	100,328	104,482
TOTAL ASSETS	738,694	353,710
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	45,609	25,335
Travel suppliers payable	174,817	102,237
Related party payable	84,364	71,006
Loans and other financial liabilities	8,220	7,179
Deferred Revenue	30,113	29,095
Other liabilities	39,751	49,686
Contingent liabilities	4,732	3,613
Total current liabilities	387,606	288,151
Non-current liabilities
Other liabilities	1,015	409
Contingent liabilities	7,115	22,413
Related party liability	125,000	125,000
Total non-current liabilities	133,130	147,822
TOTAL LIABILITIES	520,736	435,973
SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock [1]	253,535	6
Additional paid-in capital	316,444	312,155
Other reserves	(728)	(728)
Accumulated other comprehensive income	16,323	16,286
Accumulated losses	(367,616)	(409,982)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	217,958	(82,263)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	738,694	353,710

1. Represents 58,518 (at $0.0001) and 10,578 (issued at $26 per share) issued and outstanding at September 30, 2017 and 58,518 shares issued and outstanding at December 31, 2016. (in thousands of shares)

Unaudited Statements of Cash Flows for the three and nine-month periods ended December 31, 2017 and 2016 (in thousands U.S. dollars, except as noted)

	3 months ended December 31,		12 months ended December 31,
	2017	2016	2017	2016
Cash flows from operating activities
Net income	$12,358	$4,000	$42,366	$17,797
Adjustments to reconcile net income to net cash flow from operating activities
Unrealized foreign currency translation losses	–	(144)	457	466
Depreciation expense	1,033	1,111	5,075	5,089
Amortization of intangible assets	2,741	2,129	8,751	7,835
Stock based compensation expense	1,224	424	4,289	574
Interest and penalties	(675)	436	(65)	1,494
Income taxes	(369)	116	5,507	3,846
Allowance for doubtful accounts	130	716	818	2,548
Provision / (recovery) for contingencies	(97)	748	(603)	526
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable, net of allowances	(45,783)	(22,348)	(85,383)	(71,389)
(Increase) / Decrease in related party receivables	(671)	107	(3,013)	(293)
(Increase) / Decrease in other assets and prepaid expenses	(3,599)	3,824	(10,090)	3,591
Increase / (Decrease) in accounts payable and accrued expenses	7,878	(3,949)	22,363	(13,895)
Increase / (Decrease) in travel suppliers payable	50,005	8,800	78,835	(20,121)
Increase / (Decrease) in other liabilities	(9,086)	9,885	(12,323)	10,440
Increase / (Decrease) in contingencies	(2,062)	815	(12,183)	618
Increase / (Decrease) in related party liabilities	4,621	8,429	13,964	13,210
Increase / (Decrease) in deferred revenue	7,584	2,522	2,461	(5,628)
Net cash flows provided by / (used in) operating activities	25,232	17,621	61,226	(43,292)
Cash flows from investing activities
Payments for short-term investments	–	–	–	40,013
Acquisition of property and equipment	(2,392)	(851)	(8,746)	(4,419)
Increase of intangible assets including internal-use software and website development	(3,942)	(3,906)	(12,929)	(12,159)
(Increase) / Decrease in restricted cash and cash equivalents	(631)	(5,024)	3,414	(9,051)
Net cash (used in) /provided by investing activities	(6,965)	(9,781)	(18,261)	14,384
Cash flows from financing activities
Increase / (Decrease) in loans and other financial liabilities	(374)	1,642	585	5,142
Capital contributions	(776)	–	253,529	–
Net cash (used in) / provided by financing activities	(1,150)	1,642	254,114	5,142
Effect of exchange rate changes on cash and cash equivalents	(2,122)	(376)	(2,034)	(2,382)
Net increase / (decrease) in cash and cash equivalents	14,995	9,106	295,045	(26,148)
Cash and cash equivalents as of beginning of the period	356,018	66,862	75,968	102,116
Cash and cash equivalents as of end of the period	371,013	75,968	371,013	75,968

CONTACT:
Investor Relations:
Despegar.com
Ines Lanusse, (+5411) 4894 3582
Investor Relations Manager
investorelations@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ MICHAEL DOYLE
Name: Michael Doyle
Title: Chief Financial Officer

Date: March 8, 2018